KYTHERA Biopharmaceuticals, Inc.

30930 Russell Ranch Road, Suite 300

Westlake Village, CA 91362

September 17, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Re:	KYTHERA Biopharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 7, 2014
File No. 001-35663

Ladies and Gentleman:

We are furnishing this letter in response to your letter to Mr. John Smither dated September 10, 2014 regarding the above referenced filings.  Our response to the comment you raised in the letter, which has been repeated here for clarity, is immediately below the comment. In response to the comment, KYTHERA Biopharmaceuticals, Inc. (the “Company”) is also hereby filing an amended Form 10-Q for the quarterly period ended June 30, 2014, as well as an amended Form 10-Q for the quarterly period ended March 31, 2014.

Form 10-Q for the quarterly period ended June 30, 2014

Exhibits 31.1 and 31.2

1.                                      Please amend your filing to revise the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls as well as the language of paragraph 4(b) of Item 601(b)(31).

Response:                                         The Company respectfully acknowledges the Staff’s comment and has revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2, respectively, in the Form 10-Qs for each of the quarterly periods ending March 31, 2014 and June 30, 2014.  The Company has filed amended Form 10-Qs for such quarterly periods to include each of the revised certifications.

Pursuant to the Staff’s letter dated September 10, 2014, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (818) 587-4537 or by fax at (818) 587-4591 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John W. Smither

Chief Financial Officer
KYTHERA Biopharmaceuticals, Inc.

cc:                                Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.

Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP